787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 21, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendments to each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A

Ladies and Gentlemen:

     On behalf of each Fund listed on Appendix A, the Funds hereby respond to certain telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 6, 2009, October 9, 2009, October 12, 2009, October 14, 2009 and October 15, 2009, regarding each Fund’s Post-Effective Amendment to its Registration Statement on Form N-1A (a “Registration Statement”) filed with the Commission on either August 13, 2009 or August 21, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment, and new disclosure to the Registration Statement(s) is set out in italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s). The Staff’s comments have been categorized as “Overview Comments to the Summary Prospectus,” “Specific Comments to the Summary Prospectus,” “Specific Comments to the Statutory Prospectus,” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

Overview Comments to the Summary Prospectus

Comment:

The re-write of Form N-1A is intended to simplify the disclosure requirements and to make the new Summary Prospectus investor-friendly. The Fund should comply with General Instruction C(3)(b) to Form N-1A which states that Items 2 through 8 of the Form may not include disclosure other than that required or permitted by those Items. The Staff has said that this instruction should be interpreted strictly, unless the disclosure would otherwise be misleading.

In connection with the General Instruction, delete the following:

NEW YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

October 21, 2009

A. Certain Footnotes to the Fee Table: In general, delete all footnotes not permitted by Form N-1A. Specifically, delete (1) the footnotes describing the total annual operating expenses of the Fund excluding interest expense, (2) the footnote describing the actual expenses of the Fund given the effect of all contractual and/or voluntary fee waivers (including voluntary waivers relating to investments in money market fund affiliates), and excluding any interest expense, and (3) the footnote describing that a CDSC will be charged on redemptions of Investor A Shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase of an investment of more than $1 million.

B. Expense Examples: For Funds that show an additional Expense Example that excludes Interest Expense, that information is not permitted by Form N-1A and should be deleted.

C. Certain Performance Information: Delete the sentence stating that the performance information assumes the reinvestment of dividends and distributions. Although Form N-1A requires the calculation of performance information to assume the reinvestment of dividends and distributions, the Form does not permit this sentence to be disclosed.

D. Purchase and Sale of Fund Shares: Delete the sentence stating that the purchase or sale price is the net asset value per share next determined after the receipt of a purchase or redemption request in proper form.

Response:

The Funds understand the purpose behind the re-write of Form N-1A and are hopeful that they will be able to make use of the Summary Prospectus. However, with respect to the requested deletions noted above, the Funds believe that it is likely that such disclosure could be material to investors.[1] To the extent that this is the case, omitting such disclosure could cause the Funds and their directors to be liable for failing to disclose a material fact required to be stated or necessary to make the statements contained not misleading.[2]

[1]	The Supreme Court articulated the standard for assessing materiality in securities actions in TSC Industries, Inc. v. Northway: "An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.” 426 U.S. at 449, 96 S.Ct. 2126.
[2]

Securities Act of 1933, §§ 11, 12(a)(2), 15, 15 U.S.C.A. §§ 77k, 77l(a)(2), 77o; Securities Exchange Act of 1934, § 10(b), 15 U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5. The Funds recognize that assessing materiality is “a fact- specific inquiry” that “depends on the significance the reasonable investor would place on the withheld or misrepresented information,” and that a fact is material "if there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. Basic Inc. v. Levinson (“Basic”), 485 U.S. 224, 108 S.Ct. 978, 983, 985, 99 L.Ed.2d 194 (1988), quoting TSC Industries, Inc. v. Northway, 426 U.S. 438, 96 S.Ct. 2126, 2132, 48 L.Ed.2d 757 (1976). Discussing the relative importance of a fact, the Supreme Court noted that "to fulfill the materiality requirement 'there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.'” Basic at 231-32, 108 S.Ct. 978 (quoting TSC Industries, Inc. v. Northway, 426 U.S. at 449, 96 S.Ct. 2126).

October 21, 2009

The Funds are concerned that omitting the disclosure noted above, in each case as requested by the Staff, could involve the omission of a material fact because the information is something that a reasonable investor could consider important in making an investment decision, significantly altering the total mix of information made available to the investor. In each case, while the Staff has stated that the disclosures discussed above could be moved elsewhere into the Statutory Prospectus, the Funds believe that in each case doing so might alter the context of the information provided to an investor and could make the information in the Summary Prospectus potentially misleading. Further, we note that omitting such disclosures from the Summary Prospectus runs contrary to our understanding of one purpose of the re-write of Form N-1A, which is to move information determined to be material to investors to the summary section. While the Funds understand that information in the Statutory Prospectus can be incorporated by reference into a Summary Prospectus, the Funds believe that the information could likely be material enough that it should be provided with the Fee Table or the Performance Information in the Summary Prospectus and not merely incorporated by reference.

First, with respect to the request that we delete certain disclosure describing interest expense, we note that interest expense is required to be reported as part of operating expenses of a Fund for accounting purposes. A Fund incurs interest expense when making certain investments, such as reverse repurchase agreements and/or treasury roll transactions to seek to enhance the yield and total return of the portfolio. However, the associated income or gain realized from such investments is not reflected in a Fund's expenses. Accordingly, the Funds believe it could be materially relevant for investors to know through disclosure that interest expense is to be distinguished from other types of fund operating expenses in that the interest expense is accompanied by income or gain. The Funds' concern is that without this disclosure it is difficult for an investor, when deciding among funds to invest, to compare expenses of the Funds to other similar funds that do not employ similar techniques.

The Funds believe that footnotes describing the actual expenses of a Fund giving effect to all contractual and/or voluntary expense reimbursement or fee waivers, and excluding any interest expense, are also similarly important to investors in making an investment decision. Without that information, an investor would not know that a Fund did not actually pay certain expenses, and that Fund’s total expenses would look higher than they actually are. An investor could be highly likely to consider, in making an investment decision, the fact that the Fund did not actually pay certain expenses and that the Fund’s total operating expenses excluding such expenses are lower than otherwise reported. This information is also potentially highly relevant to allow investors to accurately compare the expense ratios of various funds in making an investment decision, such that when deciding among funds to invest, an investor does not unwittingly invest in a fund that has higher expenses. The Funds understand that Instruction 3(e) to

October 21, 2009

Item 3 of Form N-1A permits disclosure within the Fee Table of expense reimbursement or fee waiver arrangements that reduce Fund operating expenses for no less than one year. However, for the reasons described above, the Funds believe it could be substantially important to an investor’s investment decision to know what a Fund’s actual expenses are net of all fee waivers. While the Funds recognize that Instruction 3(e) to Item 3 includes a one-year requirement in order to avoid the possibility that voluntary fees could be terminated shortly after issuance of the registration statement, the Funds nevertheless believe that omitting even voluntary waivers from the information provided to investors in this context could significantly alter the choice of an investment decision, particularly where an investor is making an investment decision not solely with respect to a particular Fund but by engaging in a comparison among different funds.

Certain of the Funds also have contractual (in effect for at least 1 year after the date of the Fund’s registration statement) expense limitation agreements with respect to certain of their classes that are set at differing levels. The expense limitation agreements obligate BlackRock, among other things, to waive fund level advisory and/or administration fees and other class level fees and expenses such that total expenses will not exceed the class specific contractual/voluntary caps. The Funds refer to the separate email correspondence with the Staff describing how these expense limitation agreements operate with respect to “forced waivers.” The Funds take the position that any share class that has reduced expenses due to the effect of a “forced waiver” (from contractual caps) is under the effect of a contractual waiver as a whole and therefore disclosure of such reduced expenses is permitted under Instruction 3(e) to Item 3 of Form N-1A.

With respect to disclosure of a CDSC on Investor A shares of $1 million or more if redeemed within 18 months, the Funds believe that failure to disclosure such information in a prominent location as a footnote to the Fee Table could likely significantly misrepresent the information pertaining to the expenses of Investor A shares. The Funds note that the Commission recognized the importance of the Fee Table in its revisions to Form N-1A by moving the Fee Table up in prominence in the order of disclosure, making it the third item required to be disclosed after the cover page and investment objective. Omitting the prominent fact that investors who purchase $1 million or more of Investor A Shares could be charged a CDSC if they redeem within 18 months, in close proximity to the Fee Table, could likely significantly alter a reasonable investor’s decision to purchase shares of a Fund. For example, an investor investing $3 million and redeeming its shares within 18 months would be subject to a $30,000 CDSC. A reasonable investor would expect all material information relating to the expenses of a particular class to be included in the Fee Table, since the Fee Table includes disclosure of both shareholder fees paid

October 21, 2009

directly from an investment, and annual fund operating expenses that are paid each year as a percentage of the value of an investment.

CDSC information with respect to deferred sales charges over time are permitted to be disclosed in footnotes to the Fee Table pursuant to Instruction 2(a) of Item 3. Even if the Investor A CDSC is not deemed to be material, the Funds believe that disclosure of the CDSC would fit within the terms of Instruction 2(a). As an example of what “over time” might mean, Instruction 2(a) states “e.g., _% in the first year after purchase, declining to _% in the year and eliminated thereafter.” [3] As the Instruction only uses as an example a declining CDSC that changes from year to year, the Funds believe that a CDSC that remains in effect within a time period of 18 months from purchase may also be another type of CDSC that exists “over time.”

The Funds also do not believe that the narrative disclosure to the Fee Table stating that additional information on sales charge discounts can be found elsewhere in the Statutory Prospectus would likely make the failure to state the Investor A CDSC not misleading, given that the Funds otherwise disclose in the Fee Table that there is no CDSC charged to Investor A shareholders. It is important to footnote the “None” description of the CDSC in the Fee Table to indicate the possibility of a CDSC for certain Investor A shareholders who may redeem within 18 months. Otherwise, the Fee Table would be inaccurate and hence could likely be misleading.

With respect to disclosure that the Funds’ performance information included in response to Item 4 of Form N-1A includes the reinvestment of dividends and distributions, the Funds believe that failing to disclose such information to shareholders could likely be materially misleading to those investors who do not reinvest dividends and distributions. A reasonable investor would not expect important qualifying information regarding the calculation of performance to be stated outside of this section or not stated at all.

Finally, the Funds believe that the sentence stating that the purchase or sale price of Fund shares is the net asset value per share next determined after the receipt of a purchase or redemption request in proper form is sufficiently related to the procedures of the Funds and should be included because it discloses generally how the purchase or sale price is determined and that the request must be in proper form. The Funds also believe that this disclosure could likely be material to shareholders who would want to know what they will receive upon making a purchase or sale of Fund shares, and could be essential in adequately disclosing the Fund’s procedures as required by Form N-1A.

[3]	“E.g.” is a contraction of the Latin phrase “exempli gratia,” meaning “for the sake of an example.”

October 21, 2009

In view of the Funds’ concern that the disclosure items noted above may well be material for investors making an investment decision, the Funds are reluctant to omit such information from the Summary Prospectus in the absence of a clear indication from the Staff that it has concluded, notwithstanding our concerns, that such information is not so material to shareholders that its absence from the Summary Prospectus would not cause the Summary Prospectus to be materially misleading. We recognize that this request for such advice from the Staff is unusual, but we trust that the Commission recognizes that it is equally unusual for the Staff to request that a registrant omit information that it believes may be material. We believe that this advice will assist the Funds in determining whether delivering a Summary Prospectus is appropriate. In the event that the Staff is able to give the requested advice, and that the Funds omit some or all of the aforementioned items in reliance on such advice, we trust that you will agree that it is appropriate to delete the representations set forth in the penultimate paragraph of this letter.

Specific Comments to the Summary Prospectus

Comment 1:

Table of Contents: Items in the Table of Contents should correspond to the rank and order of the items in the Summary Prospectus. As noted below, Portfolio Turnover and the Expense Example should be a subsection of the Fees and Expenses section, and this should be reflected in the Table of Contents.

Response 1:

The requested changes have been made. The items in the Table of Contents correspond with the rank and order of the items in the Summary Prospectus. The Expense Example and Portfolio Turnover sections are now clearly subsections of the Fees and Expense section.

Comment 2:

Title of Document: The term “Summary Prospectus” should not be used for the introductory section of the document, because it will be confusing if shareholders request a full statutory prospectus. The introductory section can be called “Summary Section,” “Summary,” or “Fund Overview.”

Response 2:	The requested change has been made. The introductory section of each Fund’s prospectus is now titled “Fund Overview.”

Comment 3:

Fee Table Introduction: Delete sentences not required by the Form. With respect to Global SmallCap, delete sentence #2 (that expenses are restated to reflect current fees). Such disclosure about the restating of fees can be added as a footnote to the Fee Table. With respect to the other Funds, delete sentences 2 through 5 that disclose that expenses may increase due to market declines or redemptions.

October 21, 2009

Response 3:

The requested changes have been made. Disclosure stating that expenses are restated to reflect current fees has been moved into the footnotes to the Fee Table. The disclosure relating to increases in expenses has been moved to the section of the prospectus disclosing other risks, as follows:

Expense Risk — Fund expenses are subject to a variety of factors, including fluctuations in the Fund’s net assets. Accordingly, actual expenses may be greater or less than those indicated. For example, to the extent that the Fund’s net assets decrease due to market declines or redemptions, the Fund’s expenses will increase as a percentage of Fund net assets. During periods of high market volatility, these increases in the Fund’s expense ratio could be significant.

Comment 4:

Fee Table Line Items: Except as described below, the Fee Table Line Items should mirror those described in Form N-1A, Instruction 3(e) to Item 3. The Fee Table, therefore, would use “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements” instead of “Net Annual Operating Expenses.” The “Exchange Fee” line item should be deleted, and the information incorporated into the “Redemption Fee” line item.

For Funds that include a line item of “Interest Expense,” this line item should be a sub-category under “Other Expenses” or merely included as a part of the “Other Expenses” generally.

Response 4:

The requested changes have been made. For Funds that include a line item of “Interest Expense,” this line item is now a sub-category under “Other Expenses.” All other Fee Table Line Items mirror those described in Form N- 1A, Instruction 3(e) to Item 3. The Exchange Fee and Redemption Fee line items have been revised as instructed.

Comment 5:

Footnotes to the Fee Table: In general, delete all footnotes not permitted by Form N-1A. The only permitted footnotes, with reference to Global SmallCap, are: (A) footnote #2 (describing the CDSC of Investor B Shares), except for the last 2 sentences which should be deleted, (B) footnote 3 (describing the CDSC of Investor C Shares), and (C) footnote #6 (describing that Total Fund Operating Expenses do not correlate to the ratio included in the annual report), which can incorporate information from footnote #5 (footnote 5 itself, however, should be deleted). Footnote 4 (the redemption fee footnote) should be deleted, but the information should be added to the Fee Table parenthetical in the Redemption Fee line item (so that the parenthetical to the Redemption Fee line item reads “as a percentage of amount redeemed or exchanged, only within 30 days). All other footnotes to the Global SmallCap fee table should be deleted. These comments apply to all other Funds.

Footnotes describing waivers of expenses incurred through investments in affiliated money market funds should be deleted.

October 21, 2009

With respect to footnotes describing a contractual waiver, include information as to when the contractual waiver expires (if not already included), who may terminate the waiver, and under what circumstances the waiver may be terminated early, as required by Instruction 3(e) to Item 3.

Footnotes stating that Acquired Fund Fees and Expenses are less than 0.01% should be deleted.

Footnotes stating that fees and expenses include expenses of a Feeder Fund and a Master Fund should be combined with any footnote stating that the Management Fee is paid by the Master Fund.

Response 5:

Except as otherwise noted with respect to the Funds’ response to the “Overview Comments to the Summary Prospectus” as noted above, the requested changes have been made. The Funds will delete footnotes not required by Form N-1A, will combine the footnotes requested by the Staff, and will disclose the information relating to contractual waivers applicable to a Fund.

Specifically, footnotes relating to the CDSC will be retained as instructed (with certain sentences deleted as requested), along with a footnote that total operating expenses do not correlate to the ratio included in the annual report. Additionally, the footnotes describing the redemption fee and that acquired fund fees and expenses are less than 0.01% are deleted. More detailed information about contractual waivers is included as instructed. Footnotes relating to fees and expense of a Feeder Fund and Master Fund are combined with a footnote stating that management fees are paid by a Master Fund. Finally, as noted in Response 3, a footnote stating that expenses are restated to reflect current fees has been inserted.

Comment 6:

Expense Example: The introduction to the Expense Example should exactly match the language in Form N-1A. Additionally, the Expense Example should be repeated twice with respect to classes that would have a different expense example number if its shares are redeemed. All footnotes to the Expense Example should be deleted. A fund need not include disclosure regarding the effect of sales charges on reinvested dividends if such charges are not imposed by the Fund.

Response 6:

The requested changes have been made, except with regards to the additional Expense Example excluding Interest Expense, which is discussed in the Fund’s response to the “Overview Comments to the Summary Prospectus” above. The introductory disclosure to the Expense Example has been revised to track exactly the language in Form N-1A. The Expense Example is now repeated with respect to Investor B and/or Investor C shares to show the effect of redeeming such shares and not redeeming such shares, instead of combining that

October 21, 2009

information in one Expense Example. Furthermore, all footnotes have been deleted from the Expense Examples.

Comment 7:	Portfolio Turnover: Revise the font so it is clear that Portfolio Turnover is a subsection of Fees And Expenses of the Fund, as is the case with the Expense Example.

Response 7:	The requested change has been made.

Comment 8:	Risks: Consider shortening the summary risk discussion.

Response 8:	The foreign securities risk disclosure has been shortened.

Comment 9:

Performance Information: Delete the first sentence and the fifth sentence (which describes that performance information includes the reinvestment of dividends and distributions). Delete all footnotes to the Performance Table. Footnotes describing the inception date of a fund should be deleted, but the inception date can be included as part of a parenthetical to the Performance Table. Describe the relevance of a broad-based securities market index the Fund compares its performance against in the narrative disclosure to this section, but the Funds may describe the relevance of additional indices in either the narrative or a footnote to the Performance Table.

Response 9:

Except with respect to the fifth sentence which is discussed in the Fund’s response to the “Overview Comments to the Summary Prospectus” above, the requested changes have been made. The first sentence has been deleted from the narrative disclosure preceding the Bar Chart. The relevance of the broad-based securities market index is also described in the narrative. The relevance of additional indices is either described in a footnote to the Performance Table or in the narrative. All other footnotes to the Performance Table have been deleted. The Fund’s inception date has been moved into the Performance Table as a parenthetical, if applicable.

Comment 10:

Purchase and Sale of Fund Shares: The first paragraph describing how to purchase shares should be deleted, but the information can be incorporated generally into the discussion on how to redeem shares. For example, the discussion on redeeming shares can be revised to state “You may purchase or redeem shares of the Fund each day the New York Stock Exchange is open,” etc.

Delete the second sentence and the last 2 sentences of the Redemption paragraph. The information should be disclosed elsewhere in the Statutory Prospectus outside of the Summary Prospectus. See the Guinness Atkinson Funds as an example.

October 21, 2009

Response 10:

The requested changes have generally been made; however, as noted above in the Funds’ response in the “Overview Comments to the Summary Prospectus” above, the Fund has not deleted the second sentence of the redemption disclosure.

Furthermore, the paragraph describing the redemption procedures has been moved to precede the table disclosing investment minimums and revised to incorporate information about how to purchase shares as follows:

You may purchase or redeem shares of the Fund each day the New York Stock Exchange is open. Your shares will be bought or sold at the net asset value per share next determined after the receipt of a purchase or redemption request, respectively, in proper form. To purchase or sell shares you should contact your financial intermediary or financial professional, or, if you hold your shares through the Fund, you should contact the Fund by phone at (800) 441-7762, by mail (c/o BlackRock Funds, P.O. Box 9819, Providence, Rhode Island 02940- 8019), or by the Internet at www.blackrock.com/prospectus. The Fund’s initial and subsequent investment minimums generally are as follows, although the Fund may reduce or waive the minimums in some cases:

Comment 11:

Tax Information: Revise the disclosure to state more clearly that investors in tax-deferred arrangements may be taxed later upon withdrawal from those arrangements. See the disclosure in the Guinness Atkinson fund filings as an example.

Response 11:

The requested change has been made. The first sentence of the Tax Information section has been revised as follows (bolded text has been added):

The Fund’s dividends and distributions may be subject to federal income taxes and may be taxed as ordinary income or capital gains, unless you are a tax- exempt investor or are investing through a retirement plan, in which case you may be subject to federal income tax upon withdrawal from such tax deferred arrangements.

Comment 12:

The Staff recommends that whenever cross-references to other sections of the document are used, to either delete such cross references from the Summary Prospectus or to have such cross-references be hyperlinks.

Response 12:	The requested changes have not been made; however, the Fund will insert cross- references and hyperlinks when required by Form N-1A and the Summary Prospectus rules.

October 21, 2009

Specific Comments to the Statutory Prospectus

Comment 13:	Investment Risks: The sentence introducing the “Other Risks” of the Fund should be bolded similar to the sentence introducing the Main Risks of Investing in the Fund.

Response 13:	The requested change has been made.

Comment 14:

Pursuant to the General Instruction C(3)(a) - Organization of Information, all Item 12 disclosure should be disclosed in one place. Move the section on “Distribution and Service Payments” so that it appears next to the other Item 12 disclosure included in “Details About the Share Classes.”

Response 14:

The requested changes have been made. The “Distribution and Service Payments” section has been moved immediately after the “Details About the Share Classes” section, so that all Item 12 information is disclosed in one place pursuant to General Instruction C(3)(a).

Fund-Specific Comments: Global SmallCap

Comment 15:	Investment Objective: Delete disclosure describing investment strategies from the investment objective of Global SmallCap.

Response 15:	The requested change has not been made. The investment objective of the Fund is classified as a fundamental policy and cannot be changed without shareholder approval.

Comment 16:

Provide the range of market capitalizations of the MSCI World Small Cap Index in advance of filing. In general, the range of market capitalizations should be as of the most recent date the Index is rebalanced by the index provider, and not as of a date that may include the impact of market movements after such a rebalancing.

Response 16:	The market capitalizations of the MSCI World Small Cap Index are $25 million to $111 million, as of August 31, 2009, the most recent re-balancing date of such index.

Fund-Specific Comments: Focus Value

Comment 17:

Primary Strategies: Although the term is not covered under Rule 35d-1, indicate how the Fund is “focused.” If the Fund invests in a smaller number of securities, include disclosure to that effect. Consider adding “Focus Risk,” if the Fund pursues a “focused” primary strategy.

Response 17:

The requested disclosure has been added. Specifically, the following disclosure has been added to the Fund’s primary investment strategies:

The Fund may invest its assets in a limited number of issuers.

October 21, 2009

Fund-Specific Comments: New York Municipal Bond Fund

Comment 18:

Primary Strategies: Include additional disclosure to the Fund’s primary strategy section that is found in the Details About the Funds section, so that the summary section includes disclosure relating to junk bonds, leverage, and liquidity. These are noted as principal risks and should correspond to the principal strategies of the Fund.

Response 18:

The requested changes have been made. Specifically, the Fund’s primary strategy section has been revised to include the following disclosure:

The Fund’s management team may, when consistent with the Fund’s investment goal, buy or sell derivatives, such as options or futures on a security or an index of securities, interest rate transactions, including swaps, for hedging purposes (including anticipatory hedges) or to enhance income. The Fund typically uses derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate risk.

The Fund may also invest up to 20% of its assets in non-investment grade bonds (high yield or junk bonds); however, the Fund will not invest in bonds that at the time of purchase are in default or that the Fund’s management team believes will be in default.

Comment 19:

Fundamental Investment Restriction #2: Consider including disclosure after the discussion of the Fundamental Investment Restrictions noting that the Fund’s industry concentration policy would include private activity bonds. Fundamental Investment Restriction #2 states that an industry would exclude states, municipalities and their political subdivisions. However, Investment Company Release No. 9785 states that only tax-exempt issues of governments may be excluded from an industry concentration policy. Private activity bonds would be included. Consider clarifying the concentration policy with additional disclosure.

Response 19:

Disclosure has been added after the Fundamental Investment Restrictions describing the Commission’s interpretation of a fund’s industry concentration policy under Investment Company Release No. 9785. Specifically, the following has been added

For Investment Restriction (2), the SEC's staff interpretation, as set out in Investment Company Act Rel. No. 9785, is that investments in taxable securities issued by governments or political subdivisions of governments, including private activity bonds, will be considered part of a particular industry.

October 21, 2009

Fund-Specific Comments: EuroFund

Comment 20:

Primary Investment Strategies: If the Fund can invest in any size company, include disclosure to that effect. If the Fund invests in a specific size of company, consider whether small- or mid-cap securities risk disclosure should be added as a primary risk. This disclosure should be in both the Summary section and the Details section.

Response 20:	The requested changes have been made. Specifically, the following disclosure has been added to the Fund’s primary investment strategies: The Fund may invest in companies of any size.

Comment 21:	The Fund’s 80% policy states it applies to “net assets.” However, Rule 35d-1 applies to “net assets plus borrowings for investment purposes.” Clarify the Fund’s 80% policy.

Response 21:	The Fund’s 80% policy has been clarified. The following disclosure has been added: For these purposes, 'net assets' include any borrowings for investment purposes.

Fund-Specific Comments: International Value Fund

Comment 22:

Primary Investment Strategies: If the Fund can invest in any size company, include disclosure to that effect. If the Fund invests in a specific size of company, consider whether small- or mid-cap securities risk disclosure should be added as a primary risk. This disclosure should be in both the Summary section and the Details section.

Response 22:	The requested changes have been made. Specifically, the following disclosure has been added to the Fund’s primary investment strategies: The Fund may invest in companies of any size.

* * * * * * * * * *

     The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund's documents.

     Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Edward Gizzi

Edward Gizzi

October 21, 2009

cc:	Denis Molleur
Edward Baer
Aaron Wasserman
Joel Goldberg
Margery Neale
Maria Gattuso
Dianne E. O’Donnell

October 21, 2009

Appendix A

BlackRock Basic Value Fund, Inc.
File Nos. 002-58521 and 811-02739
Re: Post Effective Amendment No. 40

BlackRock EuroFund
File Nos. 033-4026 and 811-4612
Re: Post-Effective Amendment No. 31

BlackRock Focus Value Fund, Inc.
File Nos. 002-77068 and 811-3450
Re: Post-Effective Amendment No. 35

BlackRock Funds II
File Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 14

BlackRock Global SmallCap Fund, Inc.
File Nos. 033-53399 and 811-07171
Re: Post-Effective Amendment No. 20

BlackRock International Value Trust
File Nos. 2-96219 and 811-4182
Re: Post Effective Amendment No. 44

BlackRock Multi-State Municipal Series Trust
File Nos. 002-99473 and 811-04375
Re: Post-Effective Amendment No. 55

BlackRock Municipal Bond Fund, Inc.
File Nos. 2-57354 and 811-02688
Re: Post-Effective Amendment No. 43